

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 30, 2009

Stephen J. Schnoor
Senior Vice President and Chief Financial Officer
Harsco Corporation
P.O. Box 8888
Camp Hill, PA 17001-8888

Re: Harsco Corporation
Definitive Proxy Statement on Schedule 14A
Filed March 19, 2009
File No. 001-03970

Dear Mr. Schnoor:

        We have completed our review of your definitive proxy statement and related filings and have no further comments at this time.

                        Sincerely,

                        Pamela A. Long
                        Assistant Director